# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAE INC, CIK 0001173382
CUSIP: 124765108
Title of class of securities: common shares
Address of issuer's principal executive offices: 8585 COTE DE LIESSE, ST-LAURENT, Quebec Canada (A8), H4T 1G6
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000944388-26-000007
Filed by CIK 0000944388

## Reporting persons
- 1832 Asset Management L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 20,176,009; shared voting power 0; sole dispositive power 20,176,009; shared dispositive power 0; aggregate amount beneficially owned 20,176,009 (6.3% of the class)
- MD Financial Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 236,139; shared voting power 0; sole dispositive power 236,139; shared dispositive power 0; aggregate amount beneficially owned 236,139 (0.1% of the class)
- SCOTIA CAPITAL INC.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 256,302; shared voting power 0; sole dispositive power 256,302; shared dispositive power 0; aggregate amount beneficially owned 256,302 (0.1% of the class)

## Item 1. Issuer
Name of issuer: CAE INC
Address of issuer's principal executive offices: 8585 COTE DE LIESSE, ST-LAURENT, QUEBEC, CANADA, H4T 1G6.

## Item 2. Person Filing
Name of person filing:
1832 Asset Management L.P.
MD Financial Management Inc.
Scotia McLeod, a division of Scotia Capital Inc.
Address of principal business office or, if none, residence:
Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4 Canada
1870 Alta Vista Drive, Ottawa, Ontario, K1G 6R7, Canada
40 King St. West, Scotia Plaza, 52nd Floor, Toronto, Ontario, M5W 2X6, Canada
Citizenship:
Canadian
Canadian
Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser and broker dealer

## Item 4. Ownership
Amount beneficially owned: 20668450
Percent of class: 6.4295
Sole power to vote or to direct the vote: 20668450
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 20668450
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager and Portfolio Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- 1832 Asset Management L.P.: Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (08/12/2026)
- MD Financial Management Inc.: Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (08/12/2026)
- SCOTIA CAPITAL INC.: Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (08/12/2026)
Comment: Filing Joint Agreement and POA 20241028.docx